EXHIBIT 99.1

Safe Bulkers, Inc. Announces Acquisition of a New Post-Panamax Drybulk Vessel and New Time Charter

ATHENS, GREECE - July 08, 2008 – Safe Bulkers, Inc. (the “Company”) (NYSE: SB) announced today that it has entered into an agreement to acquire a newbuild drybulk Post-Panamax class vessel of more than 90,000 deadweight tons, scheduled for delivery in the second half of 2010 upon completion of construction.

The contract price for the vessel is approximately $68.4 million subject to customary adjustments as provided for in the agreement. The acquisition cost is expected to be financed from cash from operations and additional debt.

Dr. Loukas Barmparis, President of the Company stated: “This acquisition is within the context of our stated business strategy to expand the size of our fleet through timely and selective investment in newbuild vessels. It is also consistent with our policy to operate a high quality fleet with newbuilds that have the technical specifications and advanced design related to the services we want to offer to our customers. This vessel will be our Company’s 8th Post-Panamax vessel, and will increase our total fleet when all newbuilds will be delivered to 20 vessels, all built post 2003.”

New long-term time charter

The Company, pursuing its balanced chartering strategy, also announced today that it has entered into a 10-year time charter for a Capesize class vessel with a delivery date during the first half of 2010, at a gross daily rate of $40,000 less 1.00% total commissions.

About Safe Bulkers, Inc.

The Company is an international provider of marine drybulk transportation services, transporting bulk cargoes, particularly grain, iron ore and coal, along worldwide shipping routes for some of the world's largest users of marine drybulk transportation services. The Company’s common stock is listed on the New York Stock Exchange where it trades under the symbol “SB”.

Forward-Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange

Act of 1934, as amended) concerning future events, the Company's growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Company Contact:
Dr. Loukas Barmparis
President
Safe Bulkers, Inc.
Athens, Greece
Telephone: +30 210 895 7070

Investor Relations / Media Contact:
Ramnique Grewal
Vice President
Capital Link, Inc.
230 Park Avenue, Suite 1536
New York, N.Y. 10169
Tel.: (212) 661-7566
Fax: (212) 661-7526 E-Mail:
safebulkers@capitallink.com